INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1998


                             CONTENTS

                                                            Page

Summary of Billings                                           1

Annual Tonnage and Equipment Usage                            2
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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1998
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                                               October 1998                November 1998                December 1998
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  241,410   $2.82      $682   186,718    $2.82      $527   237,817    $2.78      $662

    Amos Plant . . . . . . . . . . . .   65,637   $1.34        88    28,964    $1.23        36   123,947    $1.34       166

      Total. . . . . . . . . . . . . .  307,047              $770   215,682               $563   361,764               $828

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  243,851   $1.53      $373   357,672    $1.44      $514   328,640    $1.32      $433

    Kanawha River Plant. . . . . . . .   80,622   $0.72        58    48,338    $0.66        32    40,190    $0.74        30

      Total. . . . . . . . . . . . . .  324,473              $431   406,010               $546   368,830               $463

  Ohio Valley Electric Company . . . .  208,531   $2.80      $584    22,906    $2.80      $ 64      -         -          -

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  189,478   $1.36      $258   115,797    $1.39      $161   163,217    $1.35      $220

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  736,588   $1.75    $1,289   939,961    $1.73    $1,622   945,026    $1.82    $1,721

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   44,006   $1.06       $47    89,416    $0.69       $61    82,023    $0.66       $54

    Gavin Plant. . . . . . . . . . . .    1,599   $0.55         1      -         -          -      8,168    $1.16         9

    Mitchell Plant . . . . . . . . . .   10,578   $1.92        20      -         -          -      4,377    $2.66        12

    Muskingum River Plant. . . . . . .    4,802   $1.31         6      -         -          -     18,061    $1.31        24

      Total. . . . . . . . . . . . . .   60,985               $74    89,416                $61   112,629                $99

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES
  Buckeye Power Company
    Cardinal Plant (Unit 2 and 3). . .   98,245   $2.40      $235    88,355    $2.52      $222   117,083    $2.51      $293

  Other Coal . . . . . . . . . . . . .  213,743   $1.97      $420   248,988    $1.74      $434   211,515    $1.92      $407

  Other. . . . . . . . . . . . . . . .  375,077              $490   221,071               $339   234,779               $349


Note: The above amounts include demurrage charges.
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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                ANNUAL TONNAGE AND EQUIPMENT USAGE
          FOR THE TWELVE MONTHS ENDING DECEMBER 31, 1998


                                  Ton

ANNUAL TONNAGE

   Affiliated                  21,082,665
   Unaffiliated                 6,822,167

     Total                     27,904,832



EQUIPMENT USAGE

                            Adjusted
                            Ton Miles

   Affiliated               6,177,175,594
   Unaffiliated         2,180,363,945

     Total                  8,357,539,539